

Mail Stop 3720

December 17, 2007

Shane Albers
Chief Executive Officer
Investors Mortgage Holdings, Inc.
11333 N. Scottsdale Rd #160
Scottsdale, AZ 85254

Re: IMH Secured Loan Fund, LLC
Amendment No. 3 to Form 10
Filed December 11, 2007
File No. 0-52611

Dear Mr. Albers:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10

Item 1. Business, page 1

Regulation, page 10

1.   We note your revised disclosure in response to our prior comment 3, particularly the third paragraph under "Investment Company Status." Please further revise the disclosure to make clear that the SEC staff, not the SEC, issues interpretive guidance in the form of no action letters.

Item 6. Executive Compensation, page 34

Compensation Discussion and Analysis, page 35

2.   We note that Messrs. Albers' and Meris' base salary was set at a level "applicable for similar positions in IMH's competitive market." Clarify how IMH compared both of their salaries to "comparable salaries." If such comparison involved benchmarking, please identify the specific companies that were considered and clarify how the company determined that each individual's compensation is set at a level considered "above market."

3.   Clarify why no base salary contingencies were established for 2007.

*   *   *   *

        As appropriate, please amend your Form 10 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

        Please contact John Zitko, Staff Attorney, at (202) 551-3399 or me at (202) 551-3810 with any other questions.

                                Sincerely,

                                Larry Spirgel
                                Assistant Director

cc: Steven D. Pidgeon, Esq.
        DLA Piper US LLP
        Via Facsimile: (480) 606-5524